Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group to Acquire General Electric Capital Corporation’s Transportation Finance Business

•	Acquisition of a leading Transportation Finance business enhances BMO’s commercial banking franchise
•	Adds experienced, committed, industry-leading management team bringing a differentiated business model with superior systems and underwriting capabilities
•	Aligned with BMO’s risk profile and strategy
•	Transaction expected to be immediately accretive to earnings per share

CHICAGO and TORONTO, September 10, 2015 – BMO Financial Group (TSX and NYSE: BMO), and its wholly-owned Chicago-based subsidiary BMO Harris Bank N.A. (together, “BMO”), today announced the signing of an agreement with General Electric Capital Corporation (“GE Capital”) to acquire GE Capital’s Transportation Finance business in the U.S. and Canada with net earning assets as of June 30, 2015 of approximately C$11.5 billion (US$8.7 billion).

“BMO Financial Group is recognized as a market leader in commercial banking in both the U.S. and Canada; it is a core strength of the bank. The transportation finance assets we are acquiring have many of the characteristics of other business segments in which BMO has proven capability. This represents a unique opportunity to grow our commercial customer base,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “Our strong capital position provides us with the flexibility to complete this acquisition, which is consistent with our strategy and well-aligned with our risk profile. We look forward to welcoming GE’s customers and the professionals who serve them to BMO later this year.”

Based in Irving, Texas, GE Capital’s Transportation Finance business is the largest financier to the commercial truck and trailer segment in North America with a track record of providing wholesale and commercial end user financing solutions to the transportation industry for more than 40 years. The business services the entire supply chain from industry-leading original equipment manufacturers and dealers to a diverse set of end-users, operating out of 11 locations in the United States and four in Canada, with approximately 600 employees.

“We’re acquiring an excellent organization, one that is operated by the premier management team in the transportation finance industry led by Dan Clark. I look forward to working with them to continue to grow the business,” said David Casper, President and CEO, BMO Harris Bank. “This transaction plays to our strength in commercial banking across North America. It brings an industry leader into the BMO fold that has been built on strong industry knowledge, disciplined underwriting, superior technology and long-standing, diverse customer relationships.”

“My team and I are excited to be joining BMO, a company which shares our passion for providing a great customer experience,” said Dan Clark, President and General Manager, GE Capital, Transportation Finance.

The transaction is expected to be immediately accretive to BMO’s adjusted earnings per share. Based on anticipated net earning assets on closing, the estimated impact of the acquisition on BMO’s Basel III Common Equity Tier 1 ratio, is expected to be approximately 70 basis points on closing. Given BMO’s strong capital position, no common equity offering will be required for the transaction. The transaction will be funded primarily through existing balance sheet liquidity, additional deposits and wholesale funding. The transaction is structured as an asset purchase. The transaction consideration will be based on the net earning assets balance at closing, plus a premium.

The parties do not anticipate any disruption in the provision of services to customers, suppliers and employees as a result of the transaction.

Subject to the satisfaction of antitrust clearance and certain other customary closing conditions, the transaction is expected to close during the first quarter of BMO’s fiscal 2016.

BMO Capital Markets acted as financial advisor and Sullivan & Cromwell LLP and Osler, Hoskin & Harcourt LLP as legal counsel to BMO in connection with the transaction.

Investor Call

An investor call will take place September 10, 2015 at 5:15 p.m. EDT. BMO executives will discuss the transaction, followed by Q&A. The call can be accessed via webcast at www.bmo.com/investorrelations. Alternatively, there will be a listen-only number at (866) 696-5910 or (416) 340-2217 (Passcode 7500912#). Presentation materials will be made available on BMO’s Investor Relations website.

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About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of approximately C$672 billion as of July 31, 2015, and more than 47,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed transaction, plans for the acquired business and the financial impact of the proposed transaction and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such conditions; the anticipated benefits from the proposed transaction such as it being accretive to adjusted earnings per share and growing our commercial customer base are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which GE Capital’s Transportation Finance business currently operates; the ability to promptly and effectively integrate GE Capital’s Transportation Finance business; reputational risks and the reaction of GE Capital’s Transportation Finance business customers and employees to the transaction; diversion of management time on transaction-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on page 29 of BMO’s 2014 Annual Report. A significant amount of GE Capital’s Transportation Finance business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated operations. We caution that the foregoing list is not exhaustive of all possible factors. These factors should be considered in addition to other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

Assumptions about current and expected capital requirements, GE Capital’s Transportation Finance business revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO’s adjusted earnings per share in 2016.

Assumptions about current and expected capital requirements and BMO’s models used to assess those requirements under the Canadian Capital Adequacy Requirement Guideline, GE Capital’s Transportation Finance business revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies were material factors BMO considered in estimating the impact on its Basel III Common Equity Tier 1 ratio.

BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Media Contacts:

Patrick O’Herlihy, Chicago, patrick.o’herlihy@bmo.com, (312) 461-6970

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Investor Relations Contacts:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956